                  SUBJECT TO COMPLETION. DATED AUGUST 4, 2000.
            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 6, 2000.
    THE INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.

                                            Filed pursuant to Rule 424(b)(5)
                                            Registration Number 333-73157

                                                    $500,000,000

                                        LOUISIANA-PACIFIC CORPORATION

                                    $             % SENIOR NOTES DUE          ,
                                                     20
                                    $             % SENIOR NOTES DUE          ,
                                                     20

                                  -----------

    Louisiana-Pacific will pay interest on the securities on       and       of
each year. The first interest payment will be made on              , 2001. The
securities will be issued only in denominations of $1,000 and integral multiples of $1,000.

                                 --------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

                                                      PER %                  PER %
                                                       NOTE       TOTAL       NOTE       TOTAL
                                                     --------   ---------   --------   ---------
Initial public offering price......................        %    $                 %    $
Underwriting discount..............................        %    $                 %    $
Proceeds, before expenses, to Louisiana-Pacific....        %    $                 %    $

                                 --------------

    The initial public offering prices set forth above do not include accrued
interest, if any. Interest on the securities will accrue from         , 2000 and
must be paid by the purchaser if the securities are delivered after         ,
2000.

    The underwriters expect to deliver the securities in book-entry form only through the facilities of the Depository Trust Company against payment in New
York, New York on         , 2000.

GOLDMAN, SACHS & CO.
              BANC OF AMERICA SECURITIES LLC
                             UBS WARBURG LLC
                                            WACHOVIA SECURITIES INC.

                                 --------------

                  Prospectus Supplement dated         , 2000.

                               LOUISIANA-PACIFIC

GENERAL

    Louisiana-Pacific is a major building products firm, operating approximately 80 facilities in the United States, Canada and Ireland. For financial reporting purposes, Louisiana-Pacific divides its businesses into the following business segments: (1) structural products, which includes structural panel products (oriented strand board ("OSB") and plywood), lumber, and engineered wood products ("EWP"); (2) exterior products, which include wood and vinyl siding, specialty OSB and accessories; (3) industrial panel products, which includes particleboard, medium density fiberboard ("MDF") and hardboard; (4) other products; and (5) pulp. With the exception of pulp, Louisiana-Pacific's products are used primarily in the new home construction, home repair and remodeling and manufactured housing markets. Louisiana-Pacific distributes its building products primarily through third-party distributors and home centers.

    Louisiana-Pacific was organized as a Delaware corporation in 1972. Louisiana-Pacific's executive offices are located at 111 S.W. Fifth Avenue, Portland, Oregon 97204.

    The following description of Louisiana-Pacific's business reflects the acquisition by Louisiana-Pacific of (1) ABT Building Products Corporation ("ABT") in February 1999, (2) LeGroupe Forex Inc. ("Forex") in September 1999,
(3) certain assets of Evans Forest Products Ltd. ("Evans") in November 1999,
(4) certain assets of Hoff Companies, Inc. ("Hoff") in May 2000, and
(5) certain assets of Sawyer Lumber Company ("Sawyer") in June 2000. See "Recent Acquisitions."

STRUCTURAL PRODUCTS

    STRUCTURAL PANEL PRODUCTS. Based on sales, Louisiana-Pacific is the largest North American producer of OSB and a major manufacturer of plywood. OSB is a manufactured composite wood product that is generally used as a lower cost substitute for plywood. These structural panel products are primarily used in new residential construction and remodeling applications such as subfloors, walls and roofs. According to the APA--The Engineered Wood Association, the total 1999 North American market for structural panel products (OSB and plywood) was approximately 37 billion square feet annually and sales of OSB were approximately 50% of the total sales of structural panel products, up from approximately 25% in 1990. Part of the increase in OSB sales since 1990 reflects the replacement of plywood capacity by OSB as many plywood mills closed due to higher costs and reduced timber supplies brought on by stricter land use regulations and greater awareness of endangered species and environmental concerns.

    LUMBER. Louisiana-Pacific produces lumber in a variety of standard and specialty grades and sizes, and believes it is the largest North American producer of stud lumber. Stud lumber is primarily 2"x4" and 2"x6" dimension lumber.

    ENGINEERED WOOD PRODUCTS. Louisiana-Pacific is one of the largest North American manufacturers of EWP, including I-joists and laminated veneer lumber ("LVL"). Louisiana-Pacific believes that its engineered I-joists, which are support beams used primarily in residential and commercial flooring and roofing systems and other structural applications, are stronger, lighter and straighter than conventional lumber joists. Louisiana-Pacific's LVL is a high-grade, value-added structural product used in applications where extra strength is required, such as headers and beams. Engineered I-joists are manufactured through a combination of either OSB and lumber or OSB and LVL.

    Louisiana-Pacific believes its production facilities are generally located in areas that are in close proximity to large and diverse supplies of wood fiber. In areas where Louisiana-Pacific does not own a significant amount of timberlands, its mills generally have the ability to procure wood fiber at competitive prices from third-party sources.

EXTERIOR PRODUCTS

    Louisiana-Pacific manufactures exterior siding and other cladding products for the residential and commercial building markets. Louisiana-Pacific's exterior products business also includes the manufacturing of specialty OSB and composite decking. Louisiana-Pacific's siding product offerings fall into three categories: (1) SmartSystem-Registered Trademark- siding (a line of products made from treated specialty OSB products); (2) hardboard siding; and (3) vinyl siding.

INDUSTRIAL PANEL PRODUCTS

    Louisiana-Pacific manufactures industrial panel products, including particleboard, MDF and hardboard. Part of Louisiana-Pacific's strategy in its industrial panel products business is to focus on Louisiana-Pacific's value-added specialty products that are complementary to its other product offerings. These value-added specialty product lines include flooring, shelving, door skins, door parts, decorative panels, paneling and other specialty applications.

OTHER PRODUCTS

    Other products include cellulose insulation, which is produced from recycled paper and which Louisiana-Pacific believes has higher insulation efficiency performance levels and superior sound-deadening qualities compared to conventional fiberglass insulation of comparable thickness. This segment also includes the molding products of ABT, as well as Louisiana-Pacific's distribution and wholesale business, wood chips and Ireland operations. Historically, coatings and specialty chemicals and Alaska lumber and logging operations were included in this segment. Coatings and specialty chemicals were sold in December 1999, and the Alaska lumber operations were sold in October 1999.

PULP

    Louisiana-Pacific has two pulp mills, one located in Samoa, California, and one in Chetwynd, British Columbia, Canada. Louisiana-Pacific is seeking to sell both pulp mills. During the second quarter 2000, Louisiana-Pacific recognized a $40 million impairment charge related to the Samoa pulp mill to reduce the carrying value to reflect the estimated net realizable value based upon the anticipated sales price. Currently, the Chetwynd, British Columbia pulp mill is managed by an unrelated party pursuant to a management agreement having a term of 24 months that expires in April 2001. Pulp accounted for approximately 4% of Louisiana-Pacific's net sales in 1999.

SEGMENT AND PRICE TREND DATA

    The following table sets forth, for the six months ended June 30, 2000 and for each of the last three years, (1) Louisiana-Pacific's consolidated net sales by business segment, (2) production volumes, and (3) the average mill net price of selected building products in the United States. Production volumes for and after 1999 reflect the addition of three industrial panel plants and one exterior products plant through the ABT acquisition in February 1999; three OSB mills and two sawmills through the Forex acquisition in September 1999; and one mill that produces both plywood and LVL and one sawmill through the Evans acquisition in November 1999. This information should be read in conjunction with Louisiana-Pacific's consolidated financial statements (including the notes thereto) and the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

PRODUCT INFORMATION SUMMARY

                                                                                           SIX MONTHS
                                                                                           ENDED JUNE
                                                      YEARS ENDED DECEMBER 31                  30
                                             ------------------------------------------   ------------
                                                 1997           1998           1999           2000
                                             ------------   ------------   ------------   ------------
                                                           (DOLLAR AMOUNTS IN MILLIONS)
SALES BY BUSINESS SEGMENT (1)
Structural products........................  $1,149    48%  $1,228    54%  $1,776    56%  $  963    62%
Exterior products..........................     103     4      107     5      254     9      156    10
Industrial panel products..................     178     8      171     7      268     9      141     9
Other products.............................     843    35      716    31      464    22      215    14
                                             ------   ---   ------   ---   ------   ---   ------   ---
Building products..........................   2,273    95    2,222    97    2,762    96    1,475    95
Pulp.......................................     130     5       75     3      117     4       79     5
                                             ------   ---   ------   ---   ------   ---   ------   ---
Total sales................................  $2,403   100%  $2,297   100%  $2,879   100%  $1,554   100%
                                             ======   ===   ======   ===   ======   ===   ======   ===

PRODUCTION VOLUMES
OSB, 3/8" basis, million square feet.......   3,762          3,934          4,406          2,626
Softwood plywood, 3/8" basis, million
  square feet..............................   1,221            983            943            528
Lumber, million board feet.................   1,240          1,110          1,029            515
Wood-based siding, 3/8" basis, million
  square feet..............................     238            383            678            361
Industrial panel products (particleboard,
  medium density fiberboard and hardboard),
   3/4" basis, million square feet.........     589            575            621            318
Engineered I-Joists, million lineal feet...      73             86             87             44
Laminated veneer lumber, thousand cubic
  feet.....................................   5,800          7,100          6,300          4,327

Pulp, thousand short tons..................     377            286            374            188

INDUSTRY PRODUCT PRICE TRENDS (2)(3)
OSB, MSF 7/16" (North Central price),......  $  142         $  205         $  260         $  249
Southern pine plywood, MSF 1/2" CDX
  (3-ply),.................................     265            284            326            279
Framing lumber, composite prices, MBF......     417            349            401            359
Industrial particleboard, 3/4" basis,
  MSF......................................     262            259            273            295

------------------------

(1) Certain items have been reclassified to conform to the 2000 presentation.

(2) Prices represent averages stated in dollars per thousand board feet (MBF) or thousand square feet (MSF). Source: RANDOM LENGTHS.

(3) Prices for the six months ended June 30, 2000 were calculated based upon the average of the quarterly prices during such six-month period as reported by RANDOM LENGTHS.

BUSINESS STRATEGY

    Louisiana-Pacific's strategic goal is to be the premier supplier of building materials to professional builders, retail markets and the manufactured housing industry. Louisiana-Pacific believes that the building products industry presents significant growth opportunities and intends to continue pursuing these opportunities through its business strategy. Louisiana-Pacific's business strategy includes the following principal elements:

    - FOCUS ON BEING A PREMIER PROVIDER OF BUILDING PRODUCTS. Since 1996, Louisiana-Pacific has shifted its primary business focus from forest products to building products. Consistent with its shift in focus, Louisiana-Pacific expanded its product-line offerings and added product capacity through the acquisition of ABT, Forex and certain of the assets of Evans. During the period from 1997 through 1999, Louisiana-Pacific divested more than $1.0 billion of non-strategic assets and invested in its key product lines. In 2000, Louisiana-Pacific estimates it will make total capital expenditures of approximately $180 million to, among other things, begin construction on an OSB mill, continue construction of a veneer mill and complete construction of a composite decking plant. Louisiana-Pacific also intends to accelerate new product innovation and commercialization.

    - IMPROVE OPERATING EFFICIENCIES. Louisiana-Pacific believes that it is one of the lowest average cost producers of OSB in North America, and that many of its other structural product mills have competitive cost structures. Louisiana-Pacific has improved and continues to improve the cost structure of its facilities through the closure of outdated mills and manufacturing facilities and its investment in technology. Louisiana-Pacific has also structured its management teams along product lines to enhance Louisiana-Pacific's ability to implement its best manufacturing practices within each of its product lines. Louisiana-Pacific plans to selectively invest in new technologies to modernize its manufacturing facilities and develop improved manufacturing processes.

    - GENERATE SALES GROWTH THROUGH CUSTOMER FOCUS AND INNOVATION. Louisiana-Pacific's sales and marketing efforts target end-user groups by geographic region and focus on providing these customers with quality service and a broad array of traditional and specialty building products. Louisiana-Pacific also focuses on continuing to identify new specialty building products and markets where it can utilize its core competencies in the design, manufacturing and marketing of building products to become a leading supplier.

    - MAKE SELECTIVE STRATEGIC ACQUISITIONS. Although in the short term Louisiana-Pacific anticipates reduced acquisition activity, over the longer term Louisiana-Pacific intends to selectively target acquisitions that (1) complement its core competencies in panel, lumber, engineered wood and specialty building products, (2) have stronger growth prospects and higher operating margins than its traditional core building products, and (3) have leading positions in established market segments.

LITIGATION

    As described in its filings with the Securities and Exchange Commission, Louisiana-Pacific has entered into settlements of certain class action lawsuits relating to OSB siding manufactured by Louisiana-Pacific prior to January 1, 1996 and is a party to other legal proceedings.

    Louisiana-Pacific has established financial statement reserves for the estimated costs associated with these settlements and other proceedings and does not expect the actual costs associated with these settlements and other proceedings to materially exceed the amounts of these reserves. However, Louisiana-Pacific cannot assure that these reserves will be adequate due to the inherent uncertainties associated with the assumptions and estimates involved in establishing these reserves.

                              RECENT DEVELOPMENTS

RECENT RESULTS OF OPERATIONS DATA

    The following table presents unaudited results of operations data for the quarter and six months ended June 30, 2000, which data should be read in conjunction with the consolidated financial statements, the notes thereto and other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. The results of operations data for the quarter and six months ended June 30, 2000 are not necessarily indicative of results of operations for the entire fiscal year.

                                                              QUARTER ENDED       SIX MONTHS ENDED
                                                                JUNE 30,              JUNE 30,
                                                           -------------------   -------------------
                                                             2000       1999       2000       1999
                                                           --------   --------   --------   --------
                                                                         (IN MILLIONS)
Net sales................................................   $778.1     $768.5    $1,555.0   $1,368.6
Income before taxes and minority interest................     37.7      140.7       134.4      184.2
Net income...............................................     21.0       84.9        78.7      112.1
Net income excluding unusual items (a)...................     43.7       81.7       100.5      108.9

------------------------

(a) Unusual credits and charges were ($21.8) million, after tax, for the six months ended June 30, 2000 and $3.2 million, for the six months ended June 30, 1999.

OTHER RECENT DEVELOPMENTS

    Through the first six months of 2000, claimants continued to file claims under both the national and Florida OSB siding class action litigation settlements; however, the rate of claim filings has decreased. In the second quarter of 2000, Louisiana-Pacific paid approximately $112 million from the second settlement fund to approximately 57,000 claimants in satisfaction of approximately $313 million in claims. See "OSB Siding Matters" in Item 1, Legal Proceedings, in Part II of Louisiana-Pacific's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

                              RECENT ACQUISITIONS

THE ABT ACQUISITION

    In February 1999, Louisiana-Pacific acquired ABT for approximately
$164 million and assumed certain liabilities of ABT (the "ABT Acquisition"). The ABT acquisition substantially enhanced Louisiana-Pacific's position in siding products and expanded its range of siding product offerings.

THE FOREX ACQUISITION

    In September 1999, Louisiana-Pacific acquired Forex for approximately
$517 million and assumed certain liabilities of Forex (the "Forex Acquisition"). Louisiana-Pacific believes that the Forex Acquisition complements its OSB product line by offering customers high-quality panels of varying dimension and thickness. The OSB mills acquired through the Forex Acquisition produce OSB at cost levels that Louisiana-Pacific believes are among the lowest in the industry. In addition, Louisiana-Pacific believes the geographic location of the mills acquired through the Forex Acquisition supports Louisiana-Pacific's strategy of expanding its East Coast market presence.

    The mills acquired through the Forex Acquisition benefit from timber supply and forest management agreements with the government of Quebec having original terms of 25 years. These agreements are renewable by mutual agreement of the parties every five years for a new 25-year term. These agreements allow Louisiana-Pacific to enjoy an annual aggregate wood supply of approximately
2.5 million cubic meters, managed on a sustainable basis.

THE EVANS ACQUISITION

    In November 1999, Louisiana-Pacific acquired certain of the assets of Evans for approximately $98 million and assumed certain liabilities of Evans (the "Evans Acquisition"). The acquired assets constitute substantially all of the assets formerly used by Evans in the manufacture of LVL, plywood and Western Red Cedar lumber, which is primarily used as fencing and decking.

    The LVL manufacturing plant provides Louisiana-Pacific with two state-of-the-art production lines which support an efficient conversion of veneer logs into low-cost, value-added LVL lumber. The Evans Acquisition also included a timber license which Louisiana-Pacific believes will allow long-term access to timber needed for operations at favorable delivered log costs.

THE HOFF ACQUISITION

    In May 2000, Louisiana-Pacific acquired certain assets of Hoff, a composite decking manufacturing company, for approximately $12 million. This acquisition was undertaken to enhance Louisiana-Pacific's position in the composite decking operation by complementing its recently completed Selma, Alabama facility.

THE SAWYER ACQUISITION

    In June 2000, Louisiana-Pacific acquired certain assets of Sawyer for approximately $43 million (the "Sawyer Acquisition"). The Sawyer Acquisition strengthened Louisiana-Pacific's lumber production capabilities in the geographically important Midwestern section of the United States.
Louisiana-Pacific believes that since the Sawyer Lumber facilities are state-of-the-art and low-cost, this acquisition will enhance Louisiana-Pacific's lumber cost position.

                                USE OF PROCEEDS

    Louisiana-Pacific estimates that the net proceeds from the sale of the securities will be approximately $495 million. Louisiana-Pacific will use the net proceeds from the sale of the securities to repay borrowings incurred under its credit facilities in connection with the Forex Acquisition and the Evans Acquisition and for general corporate purposes. Of the borrowings to be repaid, approximately $240 million matures in September 2000 and bore interest at a rate of 7.65% per annum at June 30, 2000, approximately $218 million matures in September 2004 and bore interest at a rate of 7.56% per annum at June 30, 2000, and approximately $37 million was outstanding under Louisiana-Pacific's revolving line of credit and bore interest at a rate of 6.86% per annum at June 30, 2000.

                       RATIO OF EARNINGS TO FIXED CHARGES

    Louisiana-Pacific's consolidated ratio of earnings to fixed charges for the six months ended June 30, 2000, computed in the manner described under "Ratio of Earnings to Fixed Charges" in the accompanying prospectus, was 4.2x.

                                 CAPITALIZATION

    The following table sets forth, as of June 30, 2000, the historical capitalization of Louisiana-Pacific and the as adjusted capitalization of Louisiana-Pacific giving effect to (1) the sale of the securities and (2) the application of the estimated net proceeds from the sale of the securities to reduce indebtedness outstanding under Louisiana-Pacific's credit facilities. See "Use of Proceeds." The table should be read in conjunction with Louisiana-Pacific's consolidated financial statements (including the notes thereto) and the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                                 JUNE 30, 2000
                                                              -------------------
                                                                            AS
                                                               ACTUAL    ADJUSTED
                                                              --------   --------
                                                                 (IN MILLIONS)
  Total short-term debt.....................................  $   46.7   $   46.7
  Limited recourse notes payable (a)........................     396.5      396.5
  Other long-term debt......................................     729.3      234.3

   % Senior notes due 20  ..................................        --
   % Senior notes due 20  ..................................        --
                                                              --------   --------
  Total senior notes........................................        --      500.0
                                                              --------   --------
  Total long-term debt......................................   1,125.8    1,130.8
                                                              --------   --------
  Stockholders' equity......................................   1,406.2    1,406.2
                                                              --------   --------
  Total capitalization......................................  $2,578.7   $2,583.7
                                                              ========   ========

------------------------

(a) Guaranteed portion of limited recourse notes payable is $82.8 million.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

    The selected pro forma financial data presented below give effect to the consummation of this offering of securities, the Forex Acquisition and the ABT Acquisition as if they had been consummated on January 1, 1999. This pro forma data and the selected historical consolidated financial data presented below should be read in conjunction with Louisiana-Pacific's consolidated financial statements (including the notes thereto) and the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. The pro forma data is presented for illustrative purposes only and is not necessarily indicative of what Louisiana-Pacific's actual financial position or results of operations would have been had such transactions been consummated on such date or of the financial position or results of operations that may be reported by Louisiana-Pacific in the future.

                                                                                   PRO FORMA
                                     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   JUNE 30,
                                       1997 (1)       1998 (2)       1999 (3)       1999 (3)     2000 (4)
                                     ------------   ------------   ------------   ------------   --------
                                                                (IN MILLIONS)
Operating data:
  Net sales........................    $2,402.5       $2,297.1       $2,878.6       $3,110.5     $1,555.0
  Cost of sales....................     2,126.7        1,853.8        2,080.1        2,190.6      1,114.4
  Depreciation, amortization and
    depletion......................       183.9          185.4          202.0          237.9        120.6
  Interest, net....................        29.0           12.8           11.9           44.1         17.2
  Income (loss) before taxes and
    minority interest..............      (150.8)          12.6          357.0          382.8        134.4
  Provision (benefit) for income
    taxes..........................       (44.4)          14.4          139.5          146.9         54.7
  Income (loss)....................      (101.8)           2.0          216.8          235.2         78.7
Balance sheet data:
  Cash and cash equivalents........    $   31.9       $  126.5       $  116.0           N.A.     $  181.1
  Working capital..................       277.5          245.5          198.7           N.A.        379.6
  Total assets.....................     2,578.4        2,519.1        3,488.2           N.A.      3,532.1
  Long-term debt, excluding current
    portion........................       572.3          459.8        1,014.8           N.A.      1,125.8
  Stockholders' equity.............     1,286.2        1,222.8        1,360.0           N.A.      1,406.2
Cash flow data:
  EBITDA (5).......................    $   62.1       $  210.8       $  570.9       $  664.8     $  272.2
  EBIT (5).........................      (121.8)          25.4          368.9          426.9        151.6
  Net cash provided by operating
    activities.....................        88.2          123.0          472.6           N.A.         67.6
  Net cash used in investing
    activities.....................      (139.9)         246.4         (783.4)          N.A.       (142.3)
  Net cash (used in) provided by
    financing activities...........        55.8         (274.8)         300.3           N.A.         76.8
  Capital expenditures (6).........       155.9          122.5          117.9           N.A.         98.0
  Dividends........................        60.7           60.7           59.2           N.A.         29.1

------------------------

(1) In the first quarter of 1997, Louisiana-Pacific's Ketchikan Pulp Company subsidiary recorded a net gain of $122 million ($74 million after income taxes) to reflect the initial amount received under a settlement agreement with the U.S. Government over claims related to a long-term timber supply contract in Alaska, net of adjustments to closure-related accruals.

    In the third quarter of 1997, Louisiana-Pacific recorded a $210 million charge ($128 million after taxes) to reflect the write-down of certain properties for sale, to adjust reserves for litigation settlements and to reflect other cost accruals. Gains from the sale of 79,000 acres of timber and timberland in California during the third quarter amounting to $56 million ($34 million after taxes) were netted against the charges.

(2) In the second quarter of 1998, Louisiana-Pacific recorded a net gain of $328 million ($195 million after taxes) primarily resulting from gains on the sales of timberland, sawmill and distribution assets in California and the Weather-Seal window and door business. Charges relating to the settlement of legal issues in Montrose, Colorado of $14 million after taxes and other charges were netted against the asset sale gains.

    In the third quarter of 1998, Louisiana-Pacific recorded a net loss of $392 million ($241 million after taxes) resulting from a charge to adjust siding-related reserves to reflect revisions to the national class-action settlement, the write-down of an operating facility, and other items. Gains on insurance recoveries and the sale of surplus properties were netted against this charge.

    In the fourth quarter of 1998, Louisiana-Pacific recorded a $16 million gain ($10 million after taxes) on a recovery from an insurance company for siding-related matters.

(3) In the second quarter of 1999, Louisiana-Pacific recorded a $5 million gain ($3 million after taxes) on the sale of timberland.

    In the third quarter of 1999, Louisiana-Pacific's Ketchikan Pulp Company subsidiary recorded a net charge of $18.7 million ($11.5 million after taxes) primarily related to reducing the carrying value of the assets to be sold to the expected sales value and to record an increase in estimated environmental remediation liabilities.

    In the fourth quarter of 1999, Louisiana-Pacific recorded a gain on the sale of its Associated Chemists, Inc. subsidiary of $14.5 million ($8.9 million after taxes) and a write-off of a note receivable received in a sale of assets in a prior year of $9.2 million ($5.7 million after taxes).

(4) In the first quarter of 2000, L-P recorded a $5.0 million ($3.1 after taxes, or $0.03 per diluted share) gain on an insurance recovery for siding related matters and an impairment charge of $3.4 million ($2.1 million after taxes, or $0.02 per diluted share) to reduce the carrying value of a manufacturing facility to its estimated net realizable value.

    In the second quarter of 2000, L-P recorded a net loss of $38 million
    ($22.7 million after taxes, or $.21 per share) primarily related to an impairment charge to reduce the carrying value of the Samoa pulp mill to its estimated net realizable value, an impairment charge at an MDF facility, a mark to market charge on an interest rate hedge and a gain on an insurance recovery for siding related matters.

(5) EBITDA means income before taxes and minority interest plus interest, net, and depreciation, amortization and depletion. EBIT means income before taxes and minority interest plus interest, net. EBITDA and EBIT provide measures of Louisiana-Pacific's ability to satisfy principal and interest obligations with respect to its indebtedness and to provide cash for other purposes. Neither EBITDA nor EBIT represent, and should not be considered as an alternative to, net income or cash flow as determined by generally accepted accounting principles.

(6) Excludes acquisitions.

                         DESCRIPTION OF THE SECURITIES

GENERAL

    The following description of the terms of the securities offered hereby supplements, and should be read in conjunction with, the statements under "Description of the Debt Securities" in the accompanying prospectus. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the indenture and the applicable supplemental indenture. Capitalized terms not defined herein have the meanings given to them in the indenture and the applicable supplemental indenture. Certain defined terms used in the following discussion are set forth below in "---Certain Defined Terms."

    The   % senior notes and   % senior notes (collectively, the "securities")
will be issued under the indenture referred to in the accompanying prospectus,
as supplemented by a first supplemental indenture, in the case of the   % senior
notes, and a second supplemental indenture, in the case of the   % senior notes.
The following discussion includes a summary description of material terms of the supplemental indentures and the securities (each tranche of which represents a separate series of, and is referred to in the accompanying prospectus as, "debt securities").

    The securities will be unsecured obligations of Louisiana-Pacific and will rank equally with all other unsecured and unsubordinated indebtedness of
Louisiana-Pacific. The   % senior notes will be limited to $      million
aggregate principal amount and the   % senior notes will be limited to $
million aggregate principal amount. The   % senior notes will mature on
            , 20  and the   % senior notes will mature on             , 20  .

    Each tranche of the securities will bear interest at the rate per annum
shown on the front cover of this prospectus supplement from       2000, payable
semiannually on       and       of each year, commencing on       , 2001, to the
holders in whose names the securities are registered at the close of business on
the preceding             or             , as the case may be. Interest on the
securities will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each.

OPTIONAL REDEMPTION

    The securities will be redeemable, in whole or in part, at the option of Louisiana-Pacific at any time at a redemption price equal to the greater of
(1) 100% of the principal amount of the securities to be redeemed and (2) as determined by a Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of
twelve 30-day months) at the Adjusted Treasury Rate plus   basis points in the
case of the   % senior notes, and at the Adjusted Treasury Rate plus   basis
points in the case of the   % senior notes, together in either case with accrued
interest on the principal amount being redeemed to the date of redemption.

    "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

    "Comparable Treasury Issue" means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining
term of the   % senior notes or the   % senior notes, as applicable, that would
be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable
maturity to the remaining term of the   % senior notes or the   % senior notes,
as applicable.

    "Comparable Treasury Price" means, with respect to any redemption date,
(1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

    "Quotation Agent" means the Reference Treasury Dealer appointed by the trustee after consultation with Louisiana-Pacific.

    "Reference Treasury Dealer" means (1) Goldman, Sachs & Co. and its successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), Louisiana-Pacific is required to substitute therefor another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by the trustee after consultation with Louisiana-Pacific.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the securities to be redeemed. Unless Louisiana-Pacific defaults in the payment of the redemption price, on and after any redemption date, interest will cease to accrue on the securities or any portion thereof called for redemption. Prior to any redemption date, Louisiana-Pacific is required to deposit with a paying agent money sufficient to pay the redemption price of and accrued interest on the securities to be redeemed on such date. If less than all the securities are to be redeemed, the securities to be redeemed are required to be selected by the trustee by such method as the trustee deems fair and appropriate in accordance with methods generally used at the time of selection by fiduciaries in similar circumstances.

BOOK-ENTRY SYSTEM

    Each tranche of the securities will initially be issued in the form of a global security held in book-entry form. Accordingly, the Depository Trust Company ("DTC") or its nominee will be the sole registered holder of the securities for all purposes under the supplemental indentures. DTC has advised Louisiana-Pacific that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial code, and a "clearing agency" registered under the Exchange Act.

    DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. See "Description of the Debt Securities--Global Securities" in the accompanying prospectus.

CHANGE OF CONTROL

    Following a Change of Control, Louisiana-Pacific will be obligated to offer to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of each holder's securities pursuant to the offer described below (the "Change of Control Offer") at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase (the "Change of Control Payment"). Within 30 days following any Change of Control, Louisiana-Pacific will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase securities on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date the notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the applicable supplemental indenture. Louisiana-Pacific will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations under the Exchange Act to the extent such laws and regulations are applicable in connection with the repurchase of the securities as a result of a Change of Control.

    On the Change of Control Payment Date, Louisiana-Pacific will, to the extent lawful:

    - accept for payment all securities or portions thereof properly tendered pursuant to the Change of Control Offer;

    - deposit with the paying agent an amount equal to the Change of Control Payment in respect of all securities or portions thereof so accepted; and

    - deliver or cause to be delivered to the trustee the securities so accepted, together with an officer's certificate stating the aggregate principal amount of securities or portions thereof being purchased by Louisiana-Pacific.

    The paying agent will promptly mail to each holder of securities accepted for payment the Change of Control Payment for such securities. If less than all of the securities surrendered by any such holder are accepted for payment, the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to such holder a new security equal in principal amount to the unpurchased portion of the securities surrendered; provided that each new security will be in a principal amount of $1,000 or an integral multiple thereof.

    Except as described above with respect to a Change of Control, neither the indenture nor the supplemental indentures contain provisions that permit the holders of the securities to require that Louisiana-Pacific repurchase or redeem the securities in the event of a takeover, recapitalization or similar transaction.

    Louisiana-Pacific's ability to purchase securities pursuant to a Change of Control Offer may be limited by Louisiana-Pacific's then-existing financial resources, and there can be no assurance that Louisiana-Pacific will have sufficient funds when necessary to make any required purchases of securities. Furthermore, the occurrence of a Change of Control may constitute an event of default or require the prepayment or repurchase of other then-existing indebtedness of Louisiana-Pacific.

    If Louisiana-Pacific effects defeasance or covenant defeasance of the securities under the indenture and the applicable supplemental indenture prior to the occurrence of a Change of Control, Louisiana-Pacific will not be obligated to make a Change of Control Offer as a result of that Change of Control. See "Defeasance" below. In addition, Louisiana-Pacific will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the applicable supplemental indenture relating to a Change of Control Offer made by Louisiana-Pacific and purchases all securities validly tendered pursuant to such Change of Control Offer.

    "Change of Control" means the occurrence of any of the following:

    - any "person" or "group" (as such terms are used in Section 13(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of more than 50% of the total voting stock of Louisiana-Pacific;

    - Louisiana-Pacific consolidates with, or merges with or into, another Person or another Person consolidates with, or merges with or into, Louisiana-Pacific, in either case pursuant to a transaction in which the outstanding voting stock of Louisiana-Pacific is converted into or exchanged for cash, securities, or other property, other than any such transaction where (1) immediately after such transaction no "person" or "group" (as such terms are used in Section 13(d) of the Exchange Act) is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), of more than 50% of the total voting stock (or comparable equity securities) of the Person created by or surviving such transaction and (2) the holders of a majority of the total voting stock of Louisiana-Pacific immediately prior to such transaction hold, immediately following such transaction, a majority of the total voting stock (or comparable equity securities) of the Person created by or surviving such transaction;

    - the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the assets of Louisiana-Pacific and its Restricted Subsidiaries as a whole to any "person" or "group" (as such terms are used in Section 13(d) of the Exchange Act);

    - during any consecutive two-year period, individuals who at the beginning of the period constituted the Board of Directors of Louisiana-Pacific (together with any new directors whose election by the Board of Directors of Louisiana-Pacific or whose nomination for election by the stockholders of Louisiana-Pacific was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of the period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of Louisiana-Pacific then in office; or

    - the dissolution or liquidation of Louisiana-Pacific.

Notwithstanding the foregoing, a transaction effected to create a holding company of Louisiana-Pacific will not be deemed to involve a Change of Control if (1) pursuant to such transaction Louisiana-Pacific becomes a wholly owned Subsidiary of such holding company and (2) the holders of the Voting Stock of such holding company immediately following such transaction are substantially the same as the holders of Voting Stock of Louisiana-Pacific immediately prior to such transaction.

    The definition of Change of Control includes a phrase relating to the sale, assignment, conveyance, transfer, lease or other disposition of "all or substantially all" of the assets of Louisiana-Pacific and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of securities to require Louisiana-Pacific to repurchase the securities as a result of a sale, assignment, conveyance, transfer, lease or other disposition of less than all of the assets of Louisiana-Pacific and its Restricted Subsidiaries taken as a whole may be uncertain.

CERTAIN COVENANTS

    Each supplemental indenture will provide that the following restrictive covenants will be applicable to Louisiana-Pacific.

    LIMITATIONS ON LIENS. Louisiana-Pacific may not, and may not permit any Restricted Subsidiary to, incur, assume or guarantee any indebtedness for money borrowed or certain indebtedness of third parties (collectively, "Debt") if such Debt is secured by a mortgage, lien, security interest, pledge or other encumbrance (a "mortgage") upon any Principal Property of Louisiana-Pacific or any Restricted Subsidiary or any shares of stock or indebtedness of any Restricted Subsidiary, whether owned at the date of the applicable supplemental indenture or thereafter acquired, without effectively securing the securities equally and ratably with such Debt. The foregoing restriction does not apply to:

        (1) any mortgage on any property acquired, constructed or improved after the date of the applicable supplemental indenture which is created or assumed within 120 days after such acquisition, or the completion of such construction or improvement (or within six months thereafter pursuant to a firm commitment for financing arrangements entered into within such 120 day period) to secure or provide for the payment of the purchase price (including the purchase price of any entity that owns such property) or cost of construction or improvement incurred after the date of the applicable supplemental indenture;

        (2) mortgages existing on any property (including shares of stock and indebtedness) at the time such property is acquired by Louisiana-Pacific or a Restricted Subsidiary by merger or otherwise;

        (3) mortgages existing on property (including shares of stock and indebtedness) of any Person at the time such Person becomes a Restricted Subsidiary;

        (4) mortgages existing on the date of the applicable supplemental indenture;

        (5) mortgages securing Debt owed by a Restricted Subsidiary to Louisiana-Pacific or to another Restricted Subsidiary;

        (6) mortgages in favor of governmental bodies to secure advances or other payments pursuant to any contract or statute or to secure indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to such mortgages;

        (7) mortgages on timberlands in connection with any arrangement under which Louisiana-Pacific or a Restricted Subsidiary is obligated to cut or pay for timber in order to provide the secured party with a specified amount of money, however determined;

        (8) mortgages created, incurred or assumed in connection with the issuance of revenue bonds, the interest on which is exempt from federal income tax;

        (9) mortgages created, extended or renewed in connection with any extension, renewal, refinancing, replacement or refunding (including successive extensions, renewals, refinancings, replacements or refundings), in whole or in part, of any Debt secured by any mortgage referred to in clauses (1) through (8) above;

        (10) the issuance, assumption or guarantee by Louisiana-Pacific or any Restricted Subsidiary of Debt secured by one or more mortgages (not including mortgages referred to in clauses (1) through (9) above) that would otherwise be subject to the foregoing restriction up to an aggregate amount which, together with

       - all other Debt of Louisiana-Pacific and the Restricted Subsidiaries secured by mortgages (not including mortgages referred to in clauses
         (1) through (9) above) that would otherwise be subject to the foregoing restriction; and

       - the value of sale and lease-back transactions involving Principal Properties existing at the time (other than sale and lease-back transactions described in clause (2) under "Limitations on Sale and Lease-back Transactions" below);

does not exceed 15% of Consolidated Net Tangible Assets.

    The terms of other existing and future indebtedness of Louisiana-Pacific may require that such other indebtedness be similarly secured equally and ratably with such Debt.

    LIMITATIONS ON SALE AND LEASE-BACK TRANSACTIONS. Louisiana-Pacific may not, and may not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction involving any Principal Property unless:

        (1) Louisiana-Pacific or the Restricted Subsidiary would be permitted, pursuant to clause (10) under "Limitations on Liens," to incur Debt in a principal amount at least equal to the value of the

    Sale and Lease-Back Transaction and to secure such Debt with a mortgage on the Principal Property to be leased without equally and ratably securing the securities; or

        (2) Louisiana-Pacific, within 120 days after the effective date of the Sale and Lease-Back Transaction (or, in the case of a purchase of a Principal Property, within six months thereafter pursuant to a firm purchase commitment entered into within such 120-day period), applies an amount equal to the value of the sale and lease-back transaction to:

       - the retirement of the securities;

       - the retirement of certain long-term indebtedness of Louisiana-Pacific or a Restricted Subsidiary; or

       - the purchase of a Principal Property (other than that involved in the sale and lease-back transaction);

and the consideration paid or payable to Louisiana-Pacific or a Restricted Subsidiary in connection with the sale or transfer of the property leased pursuant to such Sale and Lease-Back Transaction is at least equal to the fair value of such property (as determined by the Board of Directors of Louisiana-Pacific or a Person designated by such Board of Directors).

    The value of a Sale and Lease-Back Transaction is an amount equal to
(1) the greater of (a) the fair value of the property leased pursuant to such Sale and Lease-Back Transaction (as determined by the Board of Directors of Louisiana-Pacific or a Person designated by such Board of Directors) and
(b) the net proceeds from the sale or transfer of the property leased pursuant to such sale and leaseback transaction DIVIDED BY (2) the number of full years of the term of the lease (determined without regard to any renewal or extension options contained in the lease), and MULTIPLIED BY (3) the number of full years of the term of the lease remaining at the time of determination (determined without regard to any renewal or extension options contained in the lease).

EVENTS OF DEFAULT

    The following are "Events of Default" with respect to each tranche of the securities:

        (1) failure to redeem, or to pay the repurchase price for, any security of such tranche when required;

        (2) failure to pay principal of or premium, if any, on any security of such tranche when due;

        (3) failure to pay any interest on any security of such tranche when due, which failure continues for 30 calendar days;

        (4) failure to perform any other covenant of Louisiana-Pacific in the indenture or the applicable supplemental indenture (other than a covenant included therein solely for the benefit of a series of debt securities other than the securities of such tranche), which failure continues for 60 calendar days after written notice as provided in the indenture or the applicable supplemental indenture;

        (5) any nonpayment at maturity or other default (beyond any applicable grace period) under any agreement or instrument relating to any other Indebtedness of Louisiana-Pacific or any Restricted Subsidiary (the unpaid principal amount of which is not less than $50.0 million), which default results in the acceleration of the maturity of such Indebtedness prior to its stated maturity or occurs at the final maturity thereof;

        (6) the entry of any final judgments or orders against Louisiana-Pacific or any of its Restricted Subsidiaries in excess of $50.0 million individually or in the aggregate (not covered by insurance) that is not paid, discharged or otherwise stayed (by appeal or otherwise) within 60 calendar days after the entry of such judgments or orders; and

        (7) certain events of bankruptcy, insolvency or reorganization of Louisiana-Pacific or any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries of Louisiana-Pacific that, if considered in the aggregate, would be a Significant Subsidiary.

Louisiana-Pacific will be required to provide the trustee with notice of any uncured Event of Default within 10 calendar days after any responsible officer of Louisiana-Pacific becomes aware of or receives actual notice of the occurrence thereof. The trustee will be required, within 90 calendar days after the occurrence of a default in respect of a tranche of the securities, to give to the holders of the securities of that tranche notice of all such uncured defaults known to it (except that, in the case of a default in the performance of any covenant of the character contemplated in clause (4) above, no such notice to holders of the securities of that tranche will be given until at least 30 calendar days after the occurrence thereof); provided, however, that, except in the case of a default of the character contemplated in clause (2) or
(3) above, the trustee may withhold such notice if and so long as it in good faith determines that the withholding of such notice is in the interests of the holders of the securities of that tranche.

    If an Event of Default described in clause (7) above occurs with respect to Louisiana-Pacific, the principal of, premium, if any, and accrued interest on the securities of the applicable tranche will become immediately due and payable without any declaration or other act on the part of the trustee or any holder of the securities of such tranche. If any other Event of Default with respect to a tranche of the securities occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the securities of such tranche, by notice as provided in the indenture, may declare the principal amount of the securities of such tranche to be due and payable immediately. However, at any time after a declaration of acceleration with respect to the securities of either tranche has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the securities of such tranche may, under certain circumstances, rescind and annul such acceleration.

    Subject to the duty of the trustee to act with the required standard of care during an Event of Default, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the securities unless such holders shall have offered to the trustee reasonable security or indemnity. Subject to the provisions of the indenture, including those requiring security or indemnification of the trustee, the holders of a majority in principal amount of a tranche of the securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the securities of that tranche.

    If Louisiana-Pacific defaults on the payment of any interest on the securities of either tranche for a period of 30 days or defaults on the payment of any principal on the securities when due and payable and fails, upon demand for such payment made by the trustee, to make such payments, the trustee, in its own name, may institute a legal proceeding against Louisiana-Pacific to collect any amounts adjudged to be payable.

    No holder of a security will have any right to institute any proceeding with respect to the indenture or the supplemental indenture or for any remedy thereunder unless:

    - the holder has previously given to the trustee written notice of a continuing Event of Default;

    - the holders of at least 25% in aggregate principal amount of the outstanding securities of such tranche have requested the trustee to institute proceedings in respect of such Event of Default;

    - such holder or holders have offered reasonable indemnity to the trustee with respect to such proceedings;

    - the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding securities of such tranche a direction inconsistent with such request; and

    - the trustee has failed to institute such proceeding within 60 calendar days.

However, the limitations described above do not apply to a suit instituted by a holder of securities of such tranche for enforcement of payment of the principal of and interest on such securities on or after the applicable due dates for such principal and interest.

    Louisiana-Pacific is required to furnish to the trustee annually a statement as to the performance by Louisiana-Pacific of its obligations under the Indenture and as to any default in such performance.

DEFEASANCE

    Except as described below, upon compliance with the applicable requirements described below, Louisiana-Pacific:

        (1) will be deemed to have been discharged from its obligations with respect to a tranche of the securities; or

        (2) will be released from its obligations to comply with the covenants described under "--Certain Covenants" above with respect to the securities of that tranche, and the occurrence of an event described in clauses (1),
    (4), (5) and (6) under "--Events of Default" above will no longer be an Event of Default with respect to the securities of that tranche.

    Following any defeasance described in clause (1) or (2) above, Louisiana-Pacific will continue to have specified obligations under the indenture, including obligations to: register the transfer or exchange of securities of the applicable tranche; replace destroyed, stolen, lost or mutilated securities of the applicable tranche; maintain an office or agency in respect of the securities of the applicable tranche and hold funds for payment to holders of securities of the applicable tranche in trust. In the case of any defeasance described in clause (2) above, any failure by Louisiana-Pacific to comply with these continuing obligations may constitute an Event of Default with respect to the securities of the applicable tranche as described in clause (4) under "--Events of Defaults" above.

    In order to effect any defeasance described in clause (1) or (2) above, Louisiana-Pacific must irrevocably deposit with the trustee, in trust, money or specified government obligations (or depository receipts therefor) that through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay all of the principal of and premium, if any, and interest on the securities of the applicable tranche on the dates such payments are due in accordance with the terms of such securities. In addition, the following conditions must be satisfied:

    - no Event of Default or event that, with the giving of notice or lapse of time, or both, would become an Event of Default under the indenture or the applicable supplemental indenture with respect to such tranche of the securities shall have occurred and be continuing on the date of such deposit;

    - no Event of Default described under clause (7) under "Events of Default" above with respect to Louisiana-Pacific or event that with the giving of notice or lapse of time, or both, would become such an Event of Default shall have occurred and be continuing at any time on or prior to the 124th calendar day following such date of deposit;

    - in the event of defeasance under clause (1) above, Louisiana-Pacific shall have delivered an opinion of counsel stating that (a) Louisiana-Pacific has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture there has been a change in applicable federal law, in either case to the effect that, among other things, the holders of the applicable tranche of the securities will not recognize gain or loss for United States federal income tax purposes as a result of such deposit or defeasance and will be subject to United States federal income tax in the same manner as if such defeasance had not occurred;

    - in the event of defeasance under clause (2) above, Louisiana-Pacific shall have delivered an opinion of counsel to the effect that, among other things, the holders of the applicable tranche of the securities will not recognize gain or loss for United States federal income tax purposes as a result of such deposit or defeasance and will be subject to United States federal income tax in the same manner as if such defeasance had not occurred;

    - Louisiana-Pacific shall have delivered to the trustee an opinion of a nationally recognized independent public accounting firm certifying the sufficiency of the amount of any moneys or government obligations (or depository receipts therefor) placed on deposit to pay, without regard to any reinvestment, the accrued interest, principal, interest and premium, if any, on the tranche of securities; and

    - such defeasance must not result in a breach or violation of, or constitute a default under, any other agreement to which Louisiana-Pacific is a party or violate any law to which Louisiana-Pacific is subject.

    If Louisiana-Pacific fails to comply with its remaining obligations under the indenture and the supplemental indenture after a defeasance of the indenture and the supplemental indenture with respect to a tranche of the securities as described under clause (2) of the first sentence of the preceding paragraph and such tranche of securities is declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and government obligations (or depository receipts therefor) on deposit with the trustee may be insufficient to pay amounts due on such tranche of the securities at the time of the acceleration resulting from such Event of Default. However, Louisiana-Pacific will remain liable in respect of such payments.

CERTAIN DEFINED TERMS

    Capitalized terms used but not defined herein have the meanings given to such terms in the indenture and the applicable supplemental indenture. In addition, for purposes of the indenture and each supplemental indenture, the following definitions apply:

    "Consolidated Net Tangible Assets" means total assets (less accumulated depreciation and valuation reserves and other reserves and items deductible from gross book value of specific asset accounts under GAAP) after deducting therefrom (1) all current liabilities and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount, organization expenses and other like intangibles, all as set forth on the most recent balance sheet of Louisiana-Pacific and its consolidated Subsidiaries and computed in accordance with GAAP.

    "Person" means an individual, partnership, corporation, limited liability company, joint stock company, business trust, trust, unincorporated association, joint venture, or other entity, or a government or any political subdivision or agency thereof.

    "Principal Property" means any mill, converting plant or manufacturing facility (including, in each case, the equipment therein) and any timberland, in each case located within the continental United States of America (other than any of the foregoing acquired principally for the control or abatement of atmospheric pollutants or contaminants or water, noise, odor or other pollution, or any facility financed from the proceeds of pollution control or revenue bonds), whether owned on the date of the applicable supplemental indenture or thereafter acquired, having a gross book value (without deduction of any applicable accumulated depreciation) on the date as of which the determination is being made of more than 5% of Consolidated Net Tangible Assets, but shall not include any minerals or mineral rights, or any timberland designated by the Board of Directors of Louisiana-Pacific or of a Restricted Subsidiary, as the case may be, as being held primarily for development and/or sale.

    "Restricted Subsidiary" means any Subsidiary of Louisiana-Pacific other than an Unrestricted Subsidiary.

    "Sale and Lease-Back Transaction" means, with respect to any Person, an arrangement with any bank, insurance company or other lender or investor or to which such lender or investor is a party providing for the leasing pursuant to a Capital Lease to such Person or any Subsidiary of such Person of any property or asset of such Person or such Subsidiary which has been or is being sold or transferred by such Person or such Subsidiary to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset, other than
(a) leases for a term, including renewals at the option of the lessee, of not more than three years, at the end of which term it is intended that the use of such property or asset by such Person will be discontinued, (b) leases between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, provided that any Restricted Subsidiary that is a lessee under any such lease continues to be a Restricted Subsidiary for the term of such lease, and
(c) leases entered into within 120 days after the later of the acquisition or the completion of construction or improvement of the property to be leased.

    "Significant Subsidiary" means any Subsidiary of Louisiana-Pacific that accounts for (a) 10% or more of the total consolidated assets of Louisiana-Pacific and its Subsidiaries as of any date of determination or
(b) 10% or more of the total consolidated revenues of Louisiana-Pacific and its Subsidiaries for the most recently concluded fiscal quarter.

    "Subsidiary" means, as applied with respect to any Person, any corporation, partnership, or other business entity of which, in the case of a corporation, more than 50% of the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation has or might have voting power upon the occurrence of any contingency), or, in the case of any partnership or other legal entity, more than 50% of the ordinary equity capital interests, is at the time directly or indirectly owned or controlled by such Person, by such Person and one or more of its other Subsidiaries, or by one or more of such Person's other Subsidiaries.

    "Unrestricted Subsidiary" means (a) L-P SPV, Inc. and L-P SPV2, LLC,
(b) any Subsidiary of Louisiana-Pacific the primary business of which consists of, and is restricted by the charter, partnership agreement, or similar organizational document of such Subsidiary to, financing operations on behalf of Louisiana-Pacific and its Subsidiaries, and/or purchasing accounts receivable or direct or indirect interests therein and/or making loans secured by accounts receivable or direct or indirect interests therein (and business related to the foregoing), or which is otherwise primarily engaged in, and restricted by its charter, partnership agreement, or similar organizational document to, the business of a finance company (and business related thereto), which, in accordance with the provisions of the applicable supplemental indenture, has been designated by Board Resolution as an Unrestricted Subsidiary, in each case unless and until any of the Subsidiaries of Louisiana-Pacific referred to in the foregoing clauses (a) and (b) is, in accordance with the provisions of the applicable supplemental indenture, designated by a Board Resolution as a Restricted Subsidiary, and (c) any Subsidiary of Louisiana-Pacific of which, in the case of a corporation, more than 50% of the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation has or might have voting power upon the occurrence of any contingency), or, in the case of any partnership or other legal entity, more than 50% of the ordinary equity capital interests, is at the time directly or indirectly owned or controlled by one or more Unrestricted Subsidiaries and the primary business of which consists of, and is restricted by the charter, partnership agreement, or similar organizational document of such Subsidiary to, financing operations on behalf of Louisiana-Pacific and its Subsidiaries, and/or purchasing accounts receivable or direct or indirect interests therein, and/or making loans secured by accounts receivable or direct or indirect interests therein (and business related to the foregoing), or which is otherwise primarily engaged in, and restricted by its charter, partnership agreement or similar organizational document to, the business of a finance company (and business related thereto).

                                  UNDERWRITING

    Louisiana-Pacific and the underwriters for the offering named below have entered into an underwriting agreement and a pricing agreement with respect to the securities. Subject to certain conditions, each underwriter has severally
agreed to purchase the aggregate principal amount of   % senior notes and   %
senior notes indicated in the following table.

                                            PRINCIPAL AMOUNT     PRINCIPAL AMOUNT
UNDERWRITERS                               OF % SENIOR NOTES    OF % SENIOR NOTES
------------                               ------------------   ------------------
Goldman, Sachs & Co......................
Banc of America Securities LLC...........
UBS Warburg LLC..........................
Wachovia Securities, Inc.................
                                                  -----                -----
      Total..............................
                                                  =====                =====

    The underwriters propose to offer the securities initially to the public at the public offering price set forth on the cover of this prospectus supplement. Any securities sold by the underwriters to securities dealers may be sold at a
discount from the initial public offering price of up to   % and   % of the
principal amount of the   % senior notes and   % senior notes, respectively. Any
such securities dealers may resell any securities purchased from the underwriters to certain other brokers or dealers at a discount from the initial
public offering price of up to   % and   % of the principal amount of the   %
senior notes and   % senior notes, respectively. If all of the securities are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

    The   % senior notes and   % senior notes are new issues of securities with
no established trading market. Louisiana-Pacific has been advised by the underwriters that the underwriters intend to make a market in the securities but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the securities.

    In connection with the offering, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the securities. As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

    Louisiana-Pacific estimates that its total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $750,000.

    Louisiana-Pacific has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    This offering is being conducted pursuant to the provisions of Conduct Rule 2710(c)(8) of the National Association of Securities Dealers, Inc.

                                 LEGAL MATTERS

    Certain legal matters relating to the securities offered hereby will be passed upon for Louisiana-Pacific by Brobeck, Phleger & Harrison LLP and for the underwriters by Simpson Thacher & Bartlett.

PROSPECTUS

                                  $750,000,000

                         LOUISIANA-PACIFIC CORPORATION

                                DEBT SECURITIES

                               ------------------

    Louisiana-Pacific may offer up to $750,000,000 of its debt securities from time to time in one or more series. Louisiana-Pacific will determine the amount, price and other terms of any offering on the basis of market conditions and other factors existing at the time of the offering.

    The terms of each offering of debt securities will be set forth in a prospectus supplement. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

                            ------------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                    This prospectus is dated April 6, 2000.

                               TABLE OF CONTENTS

ABOUT THIS PROSPECTUS.......................................      3
WHERE YOU CAN FIND MORE INFORMATION.........................      3
INCORPORATION OF DOCUMENTS BY REFERENCE.....................      4
LOUISIANA-PACIFIC...........................................      4
USE OF PROCEEDS.............................................      4
RATIO OF EARNINGS TO FIXED CHARGES..........................      4
DESCRIPTION OF THE DEBT SECURITIES..........................      5
PLAN OF DISTRIBUTION........................................     14
VALIDITY OF SECURITIES......................................     15
EXPERTS.....................................................     15
ABOUT FORWARD-LOOKING STATEMENTS............................     15

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that Louisiana-Pacific filed with the Securities and Exchange Commission to register the distribution of the debt securities described in this prospectus under the Securities Act of 1933. Louisiana-Pacific may from time to time sell the debt securities in one or more offerings up to a total dollar amount of $750,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.

    This prospectus provides you with a general description of the debt securities. Each time Louisiana-Pacific offers the debt securities, Louisiana-Pacific will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also supplement and update other information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the information incorporated by reference as described below under the heading "Incorporation of Documents by Reference."

    You should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference. Louisiana-Pacific has not authorized anyone to provide you with different information.

    Louisiana-Pacific is not offering the debt securities in any state where the offer is not permitted.

                      WHERE YOU CAN FIND MORE INFORMATION

    The registration statement, including the exhibits thereto, contains additional information regarding Louisiana-Pacific and the debt securities. The statements contained in this prospectus regarding the provisions of other documents summarize the material provisions of those documents. For additional information, you should read those documents, which are filed as exhibits to the registration statement or otherwise filed with the Commission, carefully and in their entirety.

    In addition to the registration statement, Louisiana-Pacific files reports, proxy statements and other documents with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy these reports, proxy statements and other documents at the following locations of the
Commission:

Public Reference Room   New York Regional Office    Chicago Regional Office
450 Fifth Street, N.W.    7 World Trade Center          Citicorp Center
      Room 1024               Suite 1300            500 West Madison Street
Washington, D.C. 20549  New York, New York 10048          Suite 1400
                                                  Chicago, Illinois 60661-2511

    You may also obtain copies of these documents by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 2054, at prescribed rates. You may obtain information regarding the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

    The Commission maintains an Internet site that contains reports, proxy statements and other documents relating to issuers, like Louisiana-Pacific, who file electronically with the Commission. The address of that site is http://www.sec.gov.

    You may also inspect reports, proxy statements and other documents relating to Louisiana-Pacific at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

    The documents specified below, which have been filed by Louisiana-Pacific with the Commission, are incorporated by reference into this prospectus. The information contained in these documents is considered to be part of this prospectus, except that the information contained in later-dated documents will supplement, modify or supersede, as applicable, the information contained in earlier-dated documents.

    Louisiana-Pacific incorporates by reference into this prospectus the documents listed below and all documents filed by Louisiana-Pacific with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the time that the offering made by this prospectus is completed.

    - Louisiana-Pacific's annual report on Form 10-K for the year ended December 31, 1999; and

    - Louisiana-Pacific's current report on Form 8-K dated April 6, 2000.

    You may obtain without charge a copy of any of the documents incorporated by reference into this prospectus, except for any exhibits to those documents that are not expressly incorporated by reference into these documents, by writing or telephoning Louisiana-Pacific Corporation, 111 S.W. Fifth Avenue, Portland, Oregon 97204, Attention: Investor Relations (telephone: (503) 221-0800).

                               LOUISIANA-PACIFIC

    Louisiana-Pacific Corporation is a major building products firm, operating approximately 80 facilities in the United States, Canada and Ireland. Louisiana-Pacific's principal products are oriented strand board, plywood, lumber, engineered wood products, exterior siding, industrial panel products, other building products and pulp. Oriented strand board is a manufactured composite wood product that, in many circumstances, can be used as a lower cost substitute for plywood.

    Louisiana-Pacific's principal executive offices are located at 111 S.W. Fifth Avenue, Portland, Oregon 97204. Louisiana-Pacific's telephone number at those offices is (503) 221-0800.

                                USE OF PROCEEDS

    Unless otherwise specified in the accompanying prospectus supplement, the net proceeds from the sale of the securities offered hereby will be used by Louisiana-Pacific for general corporate purposes. These purposes may include repayment of debt, including debt incurred in connection with Louisiana-Pacific's recent acquisitions of LeGroupe Forex Inc. and certain assets of Evans Forest Products Ltd. These purposes may also include funding acquisitions, research and development, plant expansions and further investments in manufacturing technology.

                       RATIO OF EARNINGS TO FIXED CHARGES

    Louisiana-Pacific's ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                      FISCAL YEAR    FISCAL YEAR    FISCAL YEAR    FISCAL YEAR    FISCAL YEAR
                                         ENDED          ENDED          ENDED          ENDED          ENDED
                                      DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                          1999           1998           1997           1996           1995
                                      ------------   ------------   ------------   ------------   ------------
Consolidated ratio of earnings to
  fixed charges....................        7.3x           1.3x         --             --             --
Consolidated deficiency of earnings
  to fixed charges (in millions)...      --             --             $151.4         $330.5         $103.3

    For purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes and adjustment for minority interests in consolidated subsidiaries plus fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred on indebtedness, amortization of debt expense and an estimated portion of rental expense that is representative of the interest factor under operating leases deemed to be the equivalent of interest.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

    The securities that may be offered by this prospectus consist of up to $750,000,000 of debt securities of Louisiana-Pacific, which may consist of unsecured notes, debentures or other evidences of indebtedness. Louisiana-Pacific may issue the debt securities, in one or more series, under an indenture, dated as of April 2, 1999, between Louisiana-Pacific and Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago), as trustee. A copy of the Indenture is set forth as Exhibit 4.1 to the registration statement and is incorporated into this prospectus by reference. Except as otherwise defined in this prospectus, capitalized terms used in this prospectus have the meanings given to them in the indenture.

    The provisions of the indenture will generally be applicable to all of the debt securities. Selected provisions of the indenture are described in this prospectus. Additional or different provisions that are applicable to a particular series of debt securities will, if material, be described in a prospectus supplement relating to the offering of debt securities of that series. These provisions may include, among other things and to the extent applicable, the following:

    - the title of the debt securities;

    - any limit on the aggregate principal amount of the debt securities;

    - the persons to whom any interest on the debt securities will be payable, if other than the registered holders thereof on the regular record date therefor;

    - the date or dates on which the principal of the debt securities will be payable;

    - the rate or rates at which the debt securities will bear interest, if any, and the date or dates from which interest will accrue;

    - the dates on which interest will be payable and the regular record dates for interest payment dates;

    - the place or places where the principal of and any premium and interest on the debt securities will be payable;

    - the period or periods, if any, within which, and the price or prices at which, the debt securities may be redeemed, in whole or in part, at the option of Louisiana-Pacific;

    - the obligation, if any, of Louisiana-Pacific to redeem or purchase the debt securities pursuant to sinking fund or analogous provisions and the terms and conditions of any redemption or purchase to which the obligation applies;

    - the denominations in which the debt securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof;

    - the currency or currencies or currency units, if other than currency of the United States of America, in which payment of the principal of and any premium or interest on the debt securities will be payable, and the terms and conditions of any elections that may be made available with respect thereto;

    - any index or formula used to determine the amount of payments of principal of and any premium or interest on the debt securities;

    - whether the debt securities are to be issued in whole or in part in the form of one or more global securities and, if so, the identity of the depositary, if any, for the global securities;

    - the terms and conditions, if any, pursuant to which the debt securities are convertible into or exchangeable for common stock or other securities of Louisiana-Pacific or any other person;

    - the principal amount, or any portion of the principal amount, of the debt securities which will be payable upon any declaration of acceleration of the maturity of the debt securities pursuant to an event of default;

    - the applicability to the debt securities of the provisions described in "--Defeasance" below; and

    - any subordination provisions applicable to the debt securities.

    Louisiana-Pacific may issue debt securities at a discount from their stated principal amount. Federal income tax considerations and other special considerations applicable to any debt security issued with original issue discount (an "original issue discount security") may be described in an applicable prospectus supplement.

    If the purchase price of any series of the debt securities is payable in a foreign currency or currency unit, or if the principal of or any premium or interest on any series of the debt securities is payable in a foreign currency or currency units, the restrictions, elections, general tax considerations, specific terms and other information with respect to the debt securities and the applicable foreign currency or currency unit will be set forth in an applicable prospectus supplement.

    Unless otherwise indicated in an applicable prospectus supplement:

    - the debt securities will be issued only in fully registered form (without coupons) in denominations of $1,000 or integral multiples thereof; and

    - payment of principal, premium, if any, and interest on the debt securities will be payable, and the exchange, conversion and transfer of debt securities will be registrable, at the office or agency of Louisiana-Pacific maintained for those purposes and at any other office or agency maintained for those purposes.

No service charge will be made for any registration of transfer or exchange of the debt securities, but Louisiana-Pacific may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

GLOBAL SECURITIES

    The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary or its nominee. Unless and until it is exchanged in whole or in part for debt securities in registered form, a global security may not be registered for transfer or exchange except:

    - by the depositary to a nominee of the depositary;

    - by a nominee of the depositary to the depositary or another nominee of the depositary;

    - by the depositary or a nominee of the depositary to a successor depositary or a nominee of the successor depository; or

    - in any other circumstances described in an applicable prospectus supplement.

    The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a global security will be described in an applicable prospectus supplement. Louisiana-Pacific expects that the following provisions will apply to depositary arrangements.

    Unless otherwise specified in an applicable prospectus supplement, any global security that represents debt securities will be registered in the name of the depositary or its nominee. Upon the deposit of the global security with or on behalf of the depositary for the global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the global security to the accounts of institutions that are participants in the system. The accounts to be credited will be designated by the underwriters or agents of the debt securities or, if the debt securities are offered and sold directly by Louisiana-Pacific, by Louisiana-Pacific.

    Ownership of beneficial interests in debt securities represented by a global security will be limited to participants in the book-entry registration and transfer system of the applicable depositary and to persons that may hold interests through those participants. Ownership of those beneficial interests by those participants will be shown on, and transferred through, records maintained by the depositary for the global security or its nominee. Ownership of beneficial interests in debt securities represented by a global security by persons that hold through participants in the book-entry registration and transfer system of the applicable depositary will be shown on, and transferred through, records maintained by those participants. The laws of some jurisdictions require that some types of purchasers of securities take physical delivery of their securities in definitive form. These laws may impair your ability to transfer beneficial interests in a global security.

    So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Unless otherwise specified in an applicable prospectus supplement, owners of beneficial interests in the global security will not be entitled to have any of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of any of those debt securities in certificated form, and will not be considered the owners or holders of those debt securities for any purpose under the indenture. Accordingly, each person owning a beneficial interest in debt securities represented by a global security must rely on the procedures of the applicable depositary and, if the person is not a participant in the book-entry registration and transfer system of the applicable depositary, on the procedures of the participant through which the person owns its interest, to exercise any rights of an owner or holder of debt securities under the indenture.

    Louisiana-Pacific understands that, under existing industry practices, if an owner of a beneficial interest in debt securities represented by a global security desires to give any notice or take any action that an owner or holder of debt securities is entitled to give or take under the indenture:

    - the applicable depositary would authorize its participants to give the notice or take the action; and

    - the participants would authorize persons owning the beneficial interests through the participants to give the notice or take the action or would otherwise act upon the instructions of the persons owning the beneficial interests.

    Principal of and any premium and interest on debt securities represented by a global security will be payable in the manner described in an applicable prospectus supplement. Payment of principal of, and any premium or interest on, debt securities represented by a global security will be made to the applicable depository or its nominee, as the case may be, as the registered owner or the holder of the global security. None of Louisiana-Pacific, the trustee, any paying agent or the registrar for debt securities represented by a global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in those debt securities or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

COVENANTS OF LOUISIANA-PACIFIC

    MAINTENANCE OF OFFICE OR AGENCY. Louisiana-Pacific will be required to maintain an office or agency in each place of payment for each series of debt securities for notice and demand purposes and for the purposes of presenting or surrendering debt securities for payment, registration of transfer or exchange.

    PAYING AGENTS, ETC. If Louisiana-Pacific acts as its own paying agent with respect to any series of debt securities, on or before each due date of the principal of or interest on any of the debt securities of that series, it will be required to segregate and hold in trust for the benefit of the persons entitled to payment a sum sufficient to pay the amount due and to notify the trustee promptly of its action or failure to act. If Louisiana-Pacific has one or more paying agents for any series of debt securities, prior to each due date of the principal of or interest on any debt securities of that series, it will be required to deposit with a paying agent a sum sufficient to pay the amount due and, unless the paying agent is the trustee, to notify the trustee promptly of its action or failure to act. All moneys paid by Louisiana-Pacific to a paying agent for the payment of principal of or interest on any debt securities that remain unclaimed for two years after the payment of that principal or interest was due may be repaid to Louisiana-Pacific, and thereafter the holder of the applicable debt securities may look only to Louisiana-Pacific for payment.

    PAYMENT OF TAXES AND OTHER CLAIMS. Louisiana-Pacific will be required to pay and discharge, before the same become delinquent:

    - all taxes, assessments, and governmental charges levied or imposed upon Louisiana-Pacific or any subsidiary of Louisiana-Pacific or their properties; and

    - all claims for labor, materials, and supplies that, if unpaid, would result in a lien on their property and have a material adverse effect on the business, assets, financial condition, or results of operations of Louisiana-Pacific and its subsidiaries, taken as a whole (a "Material Adverse Effect."

unless, in either case, the same are being contested by proper proceedings.

    MAINTENANCE OF PROPERTIES. Louisiana-Pacific will be required to cause all properties used in the business of Louisiana-Pacific or any subsidiary of Louisiana-Pacific to be maintained and kept in good condition, repair and working order and to make any necessary renewals, replacements and improvements to those properties, except to the extent that the failure to do so would not have a Material Adverse Effect.

    EXISTENCE. Louisiana-Pacific will be required to, and will be required to cause its subsidiaries to, preserve and keep in full force and effect their existence, charter rights, statutory rights and franchises, except to the extent that the failure to do so would not have a Material Adverse Effect.

    COMPLIANCE WITH LAWS. Louisiana-Pacific will be required to, and will be required to cause its subsidiaries to, comply with all applicable laws to the extent that the failure to do so would have a Material Adverse Effect.

    RESTRICTIVE COVENANTS. Any restrictive covenants applicable to any series of debt securities will be described in an applicable prospectus supplement.

EVENTS OF DEFAULT

    The following are Events of Default under the Indenture with respect to debt securities of any series:

    (1) failure to pay the principal of or premium, if any, on any debt security of that series when it becomes due and payable;

    (2) failure to pay any interest on any debt security of that series when due, which failure continues for 30 calendar days;

    (3) failure to make any sinking fund payment as and when due by the terms of any debt security of that series;

    (4) failure to perform, or breach of, any other covenant or warranty of Louisiana-Pacific in the indenture (other than a covenant included in the indenture solely for the benefit of a series of debt securities other than that series), which failure or breach continues for a period of 60 calendar days after written notice thereof has been given to Louisiana-Pacific as provided in the indenture;

    (5) any nonpayment at maturity or other default (beyond any applicable grace period) under any agreement or instrument relating to any other Indebtedness of Louisiana-Pacific, the unpaid principal amount of which is not less than $25 million, which default results in that Indebtedness becoming due prior to its stated maturity or occurs at the final maturity of that Indebtedness;

    (6) the events of bankruptcy, insolvency or reorganization involving Louisiana-Pacific specified in the indenture; and

    (7) any other Event of Default provided with respect to debt securities of that series.

    Pursuant to the Trust Indenture Act, the trustee is required, within 90 calendar days after the occurrence of a default in respect of any series of debt securities, to give to the holders of the debt securities of that series notice of all such uncured defaults in respect of the debt securities of that series that are known to it, except that:

    - in the case of a default in the performance of any covenant of the character contemplated in clause (4) above, no notice will be given until at least 30 calendar days after the occurrence of the default; and

    - other than in the case of a default of the character contemplated in clause (1), (2) or (3) above, the trustee may withhold notice if and so long as it in good faith determines that the withholding of notice is in the interests of the holders of the debt securities of that series.

    If an Event of Default described in clause (6) above occurs, the principal of, premium, if any, and accrued interest on the debt securities of that series will become immediately due and payable without any declaration or other act on the part of the trustee of any holder of the debt securities of that series. If any other Event of Default with respect to debt securities of any series occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the debt securities of that series may declare the principal amount of all debt securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on that acceleration has been obtained, the holders of a majority in principal amount of the debt securities of that series may rescind and annul the acceleration and its consequences if:

    - Louisiana-Pacific has paid or deposited with the trustee a sum sufficient to pay all amounts of principal of, premium, if any, and interest on the debt securities of that series that have become due otherwise than by the declaration of acceleration; and

    - all other Events of Default have been cured or waived as described in "--Modification and Waiver" below.

    Subject to the duty of the trustee to act with the required standard of care during an Event of Default, the trustee will have no obligation to exercise any of its rights or powers under the indenture at the request or direction of the holders of debt securities, unless the holders shall have offered to the trustee reasonable security or indemnity. Subject to the provisions of the indenture, including those requiring security or indemnification of the trustee, the holders of a majority in principal amount of the debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series.

    If Louisiana-Pacific defaults on the payment of any interest on the debt securities for a period of 30 days or defaults on the payment of any principal on the debt securities when due and payable and fails, upon demand for payment made by the trustee, to make the required payment, the trustee may institute a legal proceeding against Louisiana-Pacific to collect any amounts determined to be payable.

    No holder of a debt security of any series will have any right to institute any proceedings with respect to the indenture or for any remedy thereunder unless:

    - the holder has previously given to the trustee written notice of a continuing Event of Default;

    - the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the same series have requested the trustee to institute proceedings in respect of the Event of Default;

    - such holder or holders have offered reasonable indemnity to the trustee with respect to the proceedings;

    - the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of the same series a direction inconsistent with the request to institute the proceedings; and

    - the trustee has failed to institute the proceedings within 60 calendar days.

However, the limitations described above do not apply to a suit instituted by a holder of a debt security for enforcement of payment of the principal of and interest on the debt security on or after the applicable due dates for that principal and interest.

    Louisiana-Pacific is required to furnish to the trustee annually a statement as to the performance by Louisiana-Pacific of its obligations under the indenture and as to any default in the performance of those obligations.

    Any additional Events of Default with respect to any series of debt securities, and any variations from the foregoing Events of Default applicable to any series of debt securities, will be described in an applicable prospectus supplement.

MODIFICATION AND WAIVER

    In general, Louisiana-Pacific and the trustee may modify and amend the indenture with the consent of the holders of a majority in principal amount of the debt securities of each series affected by the modification or amendment. However, no modification or amendment of the indenture may, without the consent of the holder of each debt security affected:

    - change the stated maturity of, or any installment of principal of, or interest on, any debt security;

    - reduce the principal amount of, the rate of interest on, or the premium, if any, payable upon the redemption of, any debt security;

    - reduce the amount of principal of an original issue discount security payable upon acceleration of the maturity thereof;

    - change the place or currency of payment of principal of, or premium, if any, or interest on any debt security;

    - impair the right to institute suit for the enforcement of any payment on or with respect to any debt security on or after the stated maturity or prepayment date thereof; or

    - reduce the percentage in principal amount of debt securities of any series required for modification or amendment of the indenture or for waiver of compliance or defaults.

    The holders of a majority in principal amount of the debt securities of any series may, on behalf of the holders of all debt securities of that series, waive compliance by Louisiana-Pacific with the following covenants:

    - the covenants described above in "Covenants of Louisiana-Pacific" under the captions "Payment of Taxes and Other Claims," "Maintenance of Properties," "Existence" and "Compliance with Laws"; and

    - such covenants of any supplemental indenture as may be specified in the supplemental indenture.

    The holders of a majority in principal amount of the debt securities of any series may, on behalf of the holders of all debt securities of that series, waive any past default under the indenture with respect to that series, except:

    - a default in the payment of the principal of, or premium, if any, or interest on, any debt security of that series; or

    - a default in respect of a provision of the indenture that cannot be modified or amended without the consent of the holder of each debt security of that series.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    Unless otherwise specified in a prospectus supplement applicable to a particular series of debt securities, Louisiana-Pacific may, at any time, elect to:

    - discharge the entire indebtedness represented by the debt securities of that series and be deemed to have satisfied all of its other obligations with respect to the debt securities of that series except to the limited extent described below ("legal defeasance"); or

    - be released from its obligations to comply, with respect to the debt securities of that series, with: the covenants described above in "Covenants of Louisiana-Pacific" under the captions "Payment of Taxes and Other Claims," "Maintenance of Properties," "Existence" and "Compliance with Laws"; the restrictions described below in "Limitations on Merger and Other Transactions"; and such provisions of the applicable supplemental indenture as may be specified in the supplemental indenture ("covenant defeasance").

    Following any legal defeasance, holders of debt securities of the defeased series will have the right to receive, solely from the trust fund described below, payments of principal of, premium, if any, and interest on those debt securities when those payments are due. In addition, Louisiana-Pacific will continue to have some limited obligations under the indenture, including obligations to:

    - register the transfer or exchange of debt securities of the defeased series;

    - replace destroyed, stolen, lost or mutilated debt securities of the defeased series;

    - maintain an office or agency in respect of the debt securities of the defeased series; and

    - hold funds for payment to holders of debt securities of the defeased series in trust.

    Following any covenant defeasance, the occurrence of an event described in any of clauses (3), (4), (5) and (7) under "--Events of Default" above will no longer be an Event of Default with respect to the debt securities of the defeased series, except that any failure by Louisiana-Pacific to comply with its UNDEFEASED covenants may constitute an Event of Default as described in clause
(4) under "--Events of Default" above. If the debt securities of the defeased series become due and payable because of the occurrence of any undefeased Event of Default, the amount of money and government obligations in the trust fund described below may be insufficient to pay the amounts then due. However, Louisiana-Pacific will continue to be obligated to cause those amounts to be paid.

    In order to effect either legal defeasance or covenant defeasance, Louisiana-Pacific must irrevocably deposit with the trustee, in trust, money or government obligations (or depositary receipts for government obligations) that through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay all of the principal of and premium, if any, and interest on the debt securities of the defeased series on the dates the payments are due in accordance with the terms of the debt securities. In addition:

    - no Event of Default or event which with the giving of notice or lapse or time, or both, would become an Event of Default under the indenture shall have occurred and be continuing on the date of the deposit described above;

    - no Event of Default described in clause (6) under "--Events of Default" above or event that with the giving of notice or lapse of time, or both, would become an Event of Default described in that clause (6) shall have occurred and be continuing at any time on or prior to the 90th calendar day following the date of the deposit described above;

    - with respect to any legal defeasance, Louisiana-Pacific shall have delivered an opinion of counsel, stating that (1) Louisiana-Pacific has received from, or there has been published by, the IRS a ruling or (2) there has been a change in applicable federal law, in either case to the effect that, among other things, the holders of the debt securities of the defeased series will not recognize gain or loss for United States federal income tax purposes as a result of the defeasance and will be subject to United States federal income tax in the same manner as if the defeasance had not occurred; and

    - with respect to any covenant defeasance Louisiana-Pacific shall have delivered an opinion of counsel to the effect that, among other things, the holders of the debt securities of the defeased series will not recognize gain or loss for United States federal income tax purposes as a result of the defeasance and will be subject to United States federal income tax in the same manner as if the defeasance had not occurred.

SATISFACTION AND DISCHARGE

    Louisiana-Pacific, at its option, may satisfy and discharge the indenture when:

    - either:

       (1) all debt securities previously authenticated and delivered under the indenture (subject to exceptions relating to debt securities that have otherwise been satisfied or provided for) have been delivered to the trustee for cancellation: or

       (2) all debt securities not previously delivered to the trustee for cancellation have become due and payable, will become due and payable at their stated maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee, and Louisiana-Pacific has deposited or caused to be deposited with the trustee as trust funds for that purpose an amount sufficient to pay and discharge the entire indebtedness on those debt securities, for principal and any premium and interest to the date of the deposit (in the case of debt securities which have become due and payable) or to the stated maturity or redemption date, as the case may be;

    - Louisiana-Pacific has paid or caused to be paid all other sums payable under the indenture by Louisiana-Pacific; and

    - Louisiana-Pacific has delivered to the trustee an officer's certificate and an opinion of counsel, each to the effect that all conditions precedent relating to the satisfaction and discharge of the indenture have been satisfied.

Following any satisfaction and discharge of the indenture, Louisiana-Pacific and the trustee will continue to have obligations relating to the registration of transfers and exchanges of debt securities and to the application of funds held in trust, in each case to the extent provided in the indenture.

LIMITATIONS ON MERGER AND OTHER TRANSACTIONS

    Prior to the satisfaction and discharge of the indenture, Louisiana-Pacific may not consolidate with or merge with or into any other person, or transfer all or substantially all of its properties and assets to another person unless:

    - either:

       (1) Louisiana-Pacific is the continuing or surviving person in the consolidation or merger: or

       (2) the person (if other than Louisiana-Pacific) formed by the consolidation or into which Louisiana-Pacific is merged or to which all or substantially all of the properties and assets of Louisiana-Pacific are transferred is a corporation organized and validly existing under the laws of the United States, any state thereof, or the District of Columbia, and expressly assumes, by a supplemental indenture, all the obligations of Louisiana-Pacific under the debt securities and the indenture;

    - immediately after the transaction and the incurrence or anticipated incurrence of any indebtedness to be incurred in connection therewith, no Event of Default exists; and

    - an officer's certificate is delivered to the trustee to the effect that both of the conditions set forth above have been satisfied and an opinion of counsel had been delivered to the trustee to the effect that the first condition set forth above has been satisfied.

    The continuing, surviving or successor person will succeed to and be substituted for Louisiana-Pacific with the same effect as if it had been named in the indenture as a party thereto, and thereafter the predecessor person will be relieved of all obligations and covenants under the indenture and the debt securities.

GOVERNING LAW

    The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

REGARDING THE TRUSTEE

    The indenture contains limitations on the right of the trustee, should it become a creditor of Louisiana-Pacific within three months of, or subsequent to, a payment default by Louisiana-Pacific with respect to any series of debt securities, to obtain payment of amounts owed to it by Louisiana-Pacific unless and until the default is cured. However, the trustee's rights as a creditor of Louisiana-Pacific will not be limited if the creditor relationship arises from, among other things:

    - the ownership or acquisition of securities issued under any indenture or having a maturity of one year or more at the time of acquisition by the trustee;

    - advances authorized by a receivership or bankruptcy court of competent jurisdiction or by the indenture for the purpose of preserving property subject to the lien of the indenture or discharging prior liens or encumbrances on the trust estate;

    - disbursements made in the ordinary course of business in its capacity as indenture trustee, transfer agent, registrar, custodian or paying agent or in any other similar capacity;

    - indebtedness created as a result of goods or securities sold in a cash transaction or services rendered or premises rented; or

    - the acquisition, ownership, acceptance, or negotiation of drafts, bills of exchange, acceptances or other obligations that are considered to be self-liquidating paper.

    The indenture does not prohibit the trustee from serving as trustee under any other indenture to which Louisiana-Pacific may be a party from time to time or from engaging in other transactions with Louisiana-Pacific. If the trustee acquires any conflicting interest within the meaning of the Trust Indenture Act of 1939 and there is an Event of Default with respect to any series of debt securities, it must eliminate the conflict or resign.

                              PLAN OF DISTRIBUTION

    Louisiana-Pacific may sell the debt securities through underwriters, through agents or directly to one or more purchasers. The prospectus supplement with respect to each series of debt securities will set forth the terms of the offering of the debt securities of that series, including the name or names of any underwriters, the sale price and the proceeds to Louisiana-Pacific, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the debt securities of that series may be listed.

    If underwriters are used in the sale, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The debt securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase debt securities will be subject to various conditions precedent and the underwriters will be obligated to purchase all of the debt securities of a series if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    Debt securities may be sold directly by Louisiana-Pacific or through agents designated by Louisiana-Pacific from time to time. Any agent involved in the offer or sale of the debt securities in respect of which this prospectus is delivered will be named in, and any commissions payable by Louisiana-Pacific to that agent will be set forth in, an applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

    Louisiana-Pacific may authorize agents or underwriters to solicit offers to purchase debt securities from Louisiana-Pacific at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commissions payable for solicitations of the contracts.

    Agents and underwriters may be entitled under agreements entered into with Louisiana-Pacific to indemnification by Louisiana-Pacific against civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof, insofar as the liabilities are based upon misstatements in or omissions from the registration statement, this prospectus or any prospectus supplement. Agents and underwriters may be customers of, engage in transactions with, or perform services for, Louisiana-Pacific in the ordinary course of business.

    Each series of debt securities will be a new issue of securities with no established trading market. Any underwriters to whom debt securities are sold by Louisiana-Pacific for public offering and sale may make a market in those debt securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Louisiana-Pacific cannot give any assurance as to the liquidity of the trading market for any debt securities.

                             VALIDITY OF SECURITIES

    Unless otherwise indicated in an applicable prospectus supplement relating to the debt securities, the validity of the debt securities offered hereby will be passed upon for Louisiana-Pacific by Jones, Day, Reavis & Pogue, Dallas, Texas. Patrick F. McCartan, the managing partner of Jones, Day, Reavis & Pogue, is currently a director of Louisiana-Pacific.

                                    EXPERTS

    The financial statements of Louisiana-Pacific incorporated in this prospectus by reference from Louisiana-Pacific's annual report on Form 10-K for the year ended December 31, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                        ABOUT FORWARD-LOOKING STATEMENTS

    Section 27A of the Securities Act and Section 21E of the Exchange Act provide a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their businesses and other matters as long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statements. This prospectus contains and incorporates by reference, and each prospectus supplement may contain, forward-looking statements. These statements are or will be based upon the beliefs and assumptions of, and on information available to, the management of Louisiana-Pacific.

    The following statements are or may constitute forward-looking statements:
(1) statements preceded by, followed by or that include the words "may," "will," "could," "should," "believe," "expect," "anticipate," "intend," "plan," "estimate," "potential," "continue" or "future" or the negative or other variations thereof and (2) other statements regarding matters that are not historical facts. These forward-looking statements are subject to various risks and uncertainties, including the following:

    - risks and uncertainties relating to the possible invalidity of the underlying beliefs and assumptions;

    - possible changes or developments in social, economic, business, industry, market, legal and regulatory circumstances and conditions; and

    - actions taken or omitted to be taken by third parties, including customers, suppliers, business partners, competitors and legislative, regulatory, judicial and other governmental authorities and officials.

In addition to the foregoing and any risks and uncertainties specifically identified in the text surrounding forward-looking statements, any statements in the reports, proxy statements and other documents referred to in "Where You Can Find More Information" that warn of risks or uncertainties associated with future results, events or circumstances identify important factors that could cause actual results, events and circumstances to differ materially from those reflected in the forward-looking statements.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE SECURITIES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

                                ----------------

                               TABLE OF CONTENTS

                 PROSPECTUS SUPPLEMENT
                                                  PAGE
                                                  ----
Louisiana-Pacific.............................     S-2
Recent Developments...........................     S-6
Recent Acquisitions...........................     S-6
Use of Proceeds...............................     S-7
Ratio of Earnings to Fixed Charges............     S-7
Capitalization................................     S-8
Selected Historical and Pro Forma Financial
 Data.........................................     S-9
Description of the Securities.................    S-11
Underwriting..................................    S-21
Legal Matters.................................    S-22

                       PROSPECTUS
About this Prospectus.                                 3
Where You Can Find More Information...........       3
Incorporation of Documents by Reference.......       4
Louisiana-Pacific.............................       4
Use of Proceeds...............................       4
Ratio of Earnings to Fixed Charges............       4
Description of the Debt Securities............       5
Plan of Distribution..........................      14
Validity of Securities........................      15
Experts.......................................      15
About Forward-Looking Statements..............      15

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $500,000,000

                               LOUISIANA-PACIFIC
                                  CORPORATION

                           $          % SENIOR NOTES
                             DUE              , 20

                           $          % SENIOR NOTES
                             DUE              , 20

                                  -----------

                             PROSPECTUS SUPPLEMENT

                                  -----------

                              GOLDMAN, SACHS & CO.
                         BANC OF AMERICA SECURITIES LLC
                                UBS WARBURG LLC
                           WACHOVIA SECURITIES, INC.